NO ACT

PE
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FI



10010694

February 19, 2010

Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Received SEC
FEB 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/19/10

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

Dear Mr. Pressman:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to New Merck by Nick Rossi. We also have received letters on the proponent's behalf dated December 31, 2009 and January 18, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 19, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

The proposal relates to the chairman of the board.

There appears to be some basis for your view that New Merck may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of New Merck's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if New Merck omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Nick Rossi's Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Independent Board Chairman Topic

Ladies and Gentlemen:

This responds to the December 23, 2009 no action request. Mr. Nick Rossi continuously owned far in excess of $2000 of Merck and Schering-Plough stock each since before January 1, 2008. Mr. Rossi never sold this Merck and Schering-Plough stock. The company is well aware that Mr. Rossi has been a long-term shareholder of Merck and Schering- Plough.

Mr. Rossi forwarded his Merck broker letter on December 3, 2009 in reliance upon the Merck November 23, 2009 letter asking for a broker letter concerning "Company (Merck) securities." Merck never rescinded its November 23, 2009 letter and never questioned Mr. Rossi's December 3, 2009 broker letter. Mr. Rossi should not be penalized for relying on the company November 23, 2009 letter.

The heart of the company no action request is that companies should prevail when they send separate and conflicting requests for broker letters. The company never explained why its two broker request letters were contradictory.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi

Debra Bollwage <debra_bollwage@merck.com>

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL)


MERCK

November 23, 2009

Mr. John Chevedden
FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from Mr. Nick Rossi

Dear Mr. Chevedden:

This is to acknowledge a letter from Mr. Nick Rossi to Mr. Richard T. Clark received on November 11, 2009 and the shareholder proposal regarding an "Independent Board Chairman", which was submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since Mr. Rossi does not appear in the Company's records as a registered holder, he must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that he has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note that Mr. Rossi has stated that he intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the shareholder proposal, Mr. Rossi's response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

:s/Proxy/ProposalResponseLetters2010

Post-it® Fax Note	7671	Date 12-3-09	# of pages ▶
To Debra Bellanger		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 901-735-1224		Fax #	

Responding to 11-23-09 NRK Request

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley SmithBarney

December 2, 2009

Nick Rossi

FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter. All quantities continue to be held without interruption.

American International Group 7.7% Due 2047-12-18
held 1600 shares, purchased 12/11/2007

Apartment Investment & Management (preferred stock)
held 400 shares, purchased 04/19/2004

Atmos Energy
held 900 shares, purchased 09/14/2009

Bristol Myers Squibb Co.
held 1000 shares, purchased 12/06/2004

Dow Chemical Co.
held 600 shares, purchased 08/11/2006

Fortune Brands Inc.
held 398 shares, since 12/31/2005

Pmotline Capital Group
held 240 shares, since 12/31/2005

Merchants Bankshares
held 300 shares, purchased 06/27/2003

Regions Financial Corp New
held 239 shares (purchased 11/12/2004 as Amsouth Bancorp)

WGL Holdings Inc (HLDG CO)
held 600 shares, purchased 04/12/1991

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S Christensen
Financial Advisor

[MRK: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

It is the responsibility of our Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including our Chief Executive Officer, in directing our corporation's business and affairs.

It is difficult to overstate the importance of our board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although our board and senior management may work together to develop long-range plans and relate to key constituencies, our board's responsibilities may sometimes bring it into conflict with our CEO.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100


MERCK

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of John Chevedden and Nick Rossi

Ladies and Gentlemen:

Merck & Co, Inc. (New Merck), Inc., formerly known as Schering-Plough Corporation ("Schering-Plough), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") on November 11, 2009, from John Chevedden and Nick Rossi (collectively, the "Proponent") for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Proponent requests the Company's Proxy Materials include the following proposal:

> **RESOLVED: the shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate nay contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings.**

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 15, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

BACKGROUND

MERGER

On November 3, 2009 (the "Effective Date"), Merck & Co, Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Schering-Plough Common Stock ("Schering-Plough Common Stock") for each common share of Old Merck ("Old Merck Common Stock"). In addition, each outstanding share of Schering-Plough Common Stock, was converted into the right to receive $10.50 in cash and 0.5767 of a share of Schering-Plough Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Schering-Plough changed its name to Merck & Co., Inc. ("New Merck") and Schering-Plough Common Stock became New Merck Common Stock ("New Merck Common Stock").

As a result of the merger, Old Merck Common Stock is no longer outstanding and only New Merck Common Stock (formerly Schering-Plough Common Stock) remains outstanding and is entitled to be voted at the annual meeting.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999), Exelon Corporation (avail. March 15, 2001), Dow Chemical Company (avail. February

26, 2002), AT&T Inc. (avail. January 18, 2007), Green Bankshares, Inc. (avail. February 13, 2008), and Wendy's/Arby's Group, Inc. (March 19, 2009).

Therefore, in order to comply with the one year holding requirement, the Proponent must have held New Merck Common Stock since the Effective Date, and must have held Schering-Plough Common Stock from November 11, 2008 until the Effective Date. The Company holding requirement is not met if the Proponent only held Old Merck prior to the Effective Date.

Mr. Rossi Proposal was received by the Company on November 11, 2009. Mr. Rossi did not include with the Proposal any documentary evidence of his ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b).

On November 23, 2009 the Company sent a letter to Mr. Rossi requesting that he demonstrate ownership of sufficient shares of Merck Common Stock to satisfy the requirements of Rule 14a-8(b). A copy of the first notice is attached hereto as Exhibit 2.

On November 24, 2009, after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter to Mr. Rossi clarifying how the recently completed merger impacted the requirement to demonstrate ownership of sufficient shares of "Merck" to satisfy the requirements of Rule 14a-8(b). A copy of the second notice is attached hereto as Exhibit 3. The second notice advised Mr. Rossi of the background of the merger, explained that Old Merck Common Stock was no longer outstanding and entitled to vote, and explained how Mr. Rossi could comply with Rule 14a-8 by demonstrating sufficient ownership of New Merck Common Stock after the Effective Date and Schering-Plough Common Stock prior to the Effective Date. The letter had attached a copy of Rule 14a-8.

On December 3, 2009 the company received two separate emails from Proponent, both attached broker letters "in response to the Company November 23, 2009 request." The first email and broker letter is attached as Exhibit 4 and the second email and broker letter is attached as Exhibit 5. Neither the emails nor the broker letters acknowledge receipt of the November 24, 2009 second notice from the Company.

Both broker letters state that "All quantities are held long in the above noted account of Nick Rossi as of the date of this letter. All quantities continue to be held without interruption." Both broker letters go on to list Mr. Rossi's ownership of stock as follows:

<u>Merck & Co Inc New Com (ORIGINALLY – MERCK & CO)</u>
Held 576 shares (originally 500 shares, purchase 10/05/2004)

Neither Broker letter indicates Mr. Rossi owned any shares of Schering-Plough Common Stock prior to the Effective Date.[1]

As a result, the Proponent has failed to demonstrate that he held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and New Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

Staff Legal Bulletin No. 14 ("SLB 14") places the burden of proving ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail. September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009).

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Rossi did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

---

[1] Even if showing ownership of Old Merck stock were sufficient, the above broker letter fails to demonstrate Old Merck ownership for a full year prior to submission of the proposal. The broker letter only confirms the number of shares currently held and an original purchase date. It does not contain any statement about continuous ownership of the shares during the interim. See International Business Machines Corp. (avail. Jan. 7, 2004).

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

Exhibit 1

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 11, 2009 12:50 AM
To: Bollwage, Debra A.
Cc: Wandall, Hilary M.
Subject: Rule 14a-8 Proposal (MRK)
Attachments: CCE00018.pdf

Dear Ms. Bollwage,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Nick Rossi

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

Dear Mr. Clark,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Rule 14a-8 Proposal Proponent since the 1980s

10/5/09

cc: Celia A. Colbert
Corporate Secretary
PH: 908 423-1000
PH: 908 735-1246
FX: 908 735-1253

Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224

[MRK: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

It is the responsibility of our Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including our Chief Executive Officer, in directing our corporation's business and affairs.

It is difficult to overstate the importance of our board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although our board and senior management may work together to develop long-range plans and relate to key constituencies, our board's responsibilities may sometimes bring it into conflict with our CEO.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** , submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit 2

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL)


MERCK

November 23, 2009

Mr. John Chevedden
FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from Mr. Nick Rossi

Dear Mr. Chevedden:

This is to acknowledge a letter from Mr. Nick Rossi to Mr. Richard T. Clark received on November 11, 2009 and the shareholder proposal regarding an "independent Board Chairman", which was submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since Mr. Rossi does not appear in the Company's records as a registered holder, he must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that he has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note that Mr. Rossi has stated that he intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the shareholder proposal, Mr. Rossi's response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

:s/Proxy/ProposalResponseLetters2010

bcc: Colbert
Ellis
Fedosz
Filderman
Pressman
Stern

Exhibit 3

Bollwage, Debra A.

From: Bollwage, Debra A.
Sent: Tuesday, November 24, 2009 5:46 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Merck - shareholder proposals

Attachments: Document.pdf; Document.pdf; Document.pdf

Dear Mr. Chevedden,

Please see the attached 3 response letters concerning the shareholder proposals for William Steiner, Kenneth Steiner and Nick Rossi. A hard copy of each is being overnighted to you for receipt tomorrow. Thank you.

Sincerely,

Debbie

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com


Document.pdf (32 KB)


Document.pdf (32 KB)


Document.pdf (266 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL AND OVERNIGHT DELIVERY)

November 24, 2009


MERCK

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder proposal from Mr. Nick Rossi

Dear Mr. Chevedden:

On November 11, 2009, we received your letter submitting a shareholder proposal from Mr. Nick Rossi regarding an "Independent Board Chairman", for inclusion in the 2010 Annual Proxy Statement. On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that Mr. Rossi establish his continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on the proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date the proposal was submitted.

In order to comply with the rule, Mr. Rossi must have held New Merck stock since the Effective Date, and he must have held Schering-Plough stock from November 11, 2008 until the Effective Date. If Mr. Rossi held Old Merck stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(1). Therefore, please provide us with documentation demonstrating that Mr. Rossi has continuously held at least $2,000 of New Merck stock since the Effective Date and documentation evidencing his continuous ownership of at least $2,000 of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If Mr. Rossi has not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the securities, verifying that Mr. Rossi satisfies the holding requirement.

In the event you demonstrate that Mr. Rossi has met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary
FAX: 908-735-1224

::s/Proxy/ProposalResponseLetters2010

(c) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of

receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

Exhibit 4

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 03, 2009 10:56 AM
To: Bollwage, Debra A.; Wandall, Hilary M.
Subject: Nick Rossi Rule 14a-8 Broker Letter-(MRK)
Attachments: CCE00004.pdf

Dear Ms. Bollwage,
Please see the attached broker letter in response to the company November 23, 2009 request.
Sincerely,
John Chevedden
cc:
Nick Rossi

Post-it® Fax Note 7671	Date 12-3-09	# of pages ▶
To Debra Bollwage	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 908-735-1224	Fax #	

Responding to 11-23-09 MRK Request

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

December 2, 2009

Nick Rossi

FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter. All quantities continue to be held without interruption.

American International Group 7.7% Due 2047-12-18
held 1600 shares, purchased 12/11/2007

Apartment Investment & Management (preferred stock)
held 400 shares, purchased 04/19/2004

Atmos Energy
held 900 shares, purchased 09/14/2009

Bristol Myers Squibb Co.
held 1000 shares, purchased 12/06/2004

Dow Chemical Co.
held 600 shares, purchased 08/11/2006

Fortune Brands Inc.
held 398 shares, since 12/31/2005

Frontline Capital Group
held 240 shares, since 12/31/2005

Merchants Bankshares
held 300 shares, purchased 06/27/2003

Regions Financial Corp New
held 239 shares (purchased 11/12/2004 as Amsouth Bancorp)

WGL Holdings Inc (HLDG CO)
held 600 shares, purchased 04/12/1991

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor

Exhibit 5

Bollwage, Debra A.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 03, 2009 11:03 AM
To: Bollwage, Debra A.; Wandall, Hilary M.
Subject: Nick Rossi Rule 14a-8 Broker Letter-(MRK)
Attachments: CCE00005.pdf

Dear Ms. Bollwage,
Please see the attached broker letter in response to the company November 23, 2009 request.
Sincerely,
John Chevedden
cc:
Nick Rossi

Post-it® Fax Note 7671	Date 12-3-09	# of pages ▶
To Debra Bollinger	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 908-735-1224	Fax #	

Responding to 11-23-09 MRK Request

5558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley SmithBarney

December 2, 2009

Nick Rossi

FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter. All quantities continue to be held without interruption.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

ENTERPRISE PROD PRTNERS, LP (ORIGINALLY - TEPPCO PARTNERS, LP)
Held 1240 shares (originally 1000 shares, deposited 07/09/2002)

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor